

16013789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
MAR 02 2016
Washington DC
403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3165 E. Millrock Drive, Suite 340 (No. and Street)

Holladay, (City) Utah (State) 84121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Teran 801-930-6500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla Reynolds LLC (Name – *if individual, state last, first, middle name*)

178 S. Rio Grande Street, Suite 200, SLC, Ut. 84101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W. Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
JACQUELINE D BRAWNER
675927
COMMISSION EXPIRES
APRIL 9, 2018
STATE OF UTAH

Signature

PRESIDENT & CEO
Title

Jacqueline D Brawner
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******2971*********************MIXED AADC 220
028729 FINRA DEC
FIRST WESTERN ADVISORS CORPORATION
3165 E MILLROCK DR STE 340
HOLLADAY UT 84121-4770

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 130.91

B. Less payment made with SIPC-6 filed (**exclude interest**) (112.32)

____
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 18.59

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 18.59

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18.59

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Western Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EVP—Finance
(Title)

Dated the 29 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,989,842
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	46,140
Total additions	4,035,982
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,667,700
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	315,920
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-
Total deductions	3,983,620
2d. SIPC Net Operating Revenues	$ 52,362
2e. General Assessment @ .0025	$ 130.91
	(to page 1, line 2.A.)

FIRST WESTERN ADVISORS

Report of Independent Registered Public Accounting Firm
and Financial Statements
December 31, 2015
CRD #013623

FIRST WESTERN ADVISORS
Table of Contents

Page

OTHER INFORMATION


M M Mantyla McREYNOLDS
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2015 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of First Western Advisors' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Western Advisors at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedules 1, 2 and 3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of First Western Advisors' financial statements. The supplemental information is the responsibility of First Western Advisors' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information included in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mantyla McReynolds, LLC

Mantyla McReynolds, LLC
Salt Lake City, Utah
February 29, 2016

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2015

Assets	
Current Assets	
Cash and Cash Equivalents	$ -
Commissions Receivable	639,207
Marketable Securities, at Fair Value	1,259,859
Prepaid Expense	39,127
Other Receivables	26,092
Total Current Assets	1,964,285
Property and Equipment	
Property and Equipment, Net	62,408
Other Assets	
Notes Receivable - Related Party	39,579
Deposits	73,282
Deferred Tax Asset	9,347
Total Other Assets	122,208
Total Assets	$ 2,148,901
Liabilities and Stockholders' Equity	
Current Liabilities	
Margin Debt	$ 48,802
Accounts Payable	32,488
Commissions Payable	189,899
Accrued Liabilities	97,288
Current Deferred Tax Liability	45,190
Current Portion of Capital Lease Obligation	4,091
Total Current Liabilities	417,758
Other Liabilities	
Capital Lease Obligation	354
Total Other Liabilities	354
Total Liabilities	418,112
Stockholders' Equity	
Preferred Stock - 1,000,000 shares authorized, no par value	
Series A non-voting, 1,000,000 authorized, 792,000 issued and outstanding	792,000
Common Stock - 20,000,000 shares authorized, no par value	
Class A voting, 1,000,000 authorized, 500,000 issued and outstanding	-
Class B non-voting, 19,000,000 authorized, 9,500,000 issued and outstanding	-
Paid in Capital	5,000
Retained Earnings	933,789
Total Stockholders' Equity	1,730,789
Total Liabilities and Stockholders' Equity	$ 2,148,901

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Operations
For the Year Ended December 31, 2015

Revenue		
Commissions	$	1,825,876
Investment Advisory Fees		2,169,290
Interest and Dividends		33,133
Other Revenue		7,683
Net Securities Losses		(46,140)
Total Revenue		3,989,842
Expenses		
Commissions, Employee Compensation, and Benefits		2,824,088
Floor Brokerage, Exchange, and Clearance fees		608,156
Communication and Data Processing		115,230
Occupancy		253,718
Interest		11,139
Professional Fees and Services		158,686
Other Expenses		121,974
Total Expenses		4,092,991
Net Loss from Operations		(103,149)
Net Loss Before Income Taxes		(103,149)
Income Tax Provision (Benefit)		(11,543)
Net Loss		(91,606)
Less Preferred Dividend		(49,500)
Net Loss Applicable to Common Shareholders	$	(141,106)
Net Loss per Share:		
Basic and Diluted		(0.01)
Basic and Diluted Available to Common Shareholders		(0.01)
Basic and Diluted Weighted Average Shares Outstanding		10,000,000

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Preferred Shares	Preferred Stock	Common Shares	Common Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2014	792,000	$ 792,000	10,000,000	$ 5,000	$ 1,074,895	$ 1,871,895
Preferred Stock Dividend	-	-	-	-	(49,500)	(49,500)
Net loss for the period ended December 31, 2015	-	-	-	-	(91,606)	(91,606)
Balance, December 31, 2015	792,000	$ 792,000	10,000,000	$ 5,000	$ 933,789	$ 1,730,789

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities	
Net Loss	$ (91,606)
Adjustments to reconcile Net Loss to net cash provided by operating activities:	
Depreciation	16,437
Unrealized securities losses	13,380
Deferred tax benefit	(13,687)
Decrease in commissions receivable	17,804
Decrease in other receivables	6,345
Increase in prepaid expenses	(28,012)
Increase in accounts payable	7,223
Decrease in commissions payable	(9,224)
Increase in accrued liabilities	18,315
Net Cash used by Operating Activities	(63,025)
Cash Flows from Investing Activities	
Purchase of equipment	(11,084)
Purchase of investments	(2,979,504)
Proceeds from sale of investments	3,579,315
Net Cash from Investing Activities	588,727
Cash Flows from Financing Activities	
Payment of margin debt, net	(480,081)
Payments on capital lease	(3,855)
Payment of preferred dividend	(49,500)
Net Cash from Financing Activities	(533,436)
Net Decrease in Cash	(7,734)
Beginning Cash Balance	7,734
Ending Cash Balance	$ -
Supplemental Disclosures:	
Cash paid for income taxes	100
Cash paid during the year for interest	11,339

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2015

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investment opportunities. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA]. The Company is headquartered in Salt Lake City, Utah and it maintains licensing and registration in a majority of the states in the United States.

Marketable Securities

Marketable securities are treated as trading securities for accounting purposes and are adjusted to fair value at the end of each accounting period, with the corresponding gains and losses recorded in the Statement of Operations. The fair value is based on the closing quoted price of each individual security.

Commissions Receivable

The Company records commissions when earned. Commissions receivable are periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible. As of December 31, 2015, the allowance for doubtful accounts is $0.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), ASC 740, "Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company classifies interest and penalties related to taxes as Other Expenses. The Company recorded no interest or penalties for the year ended December 31, 2015.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. The amount expensed for the year ended December 31, 2015 was $1,336.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are billed quarterly in arrears but are recognized and accrued in the month they are earned.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per Share

In accordance with ASC Topic 260, "Earnings per Share," Basic earnings (loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted average of common shares outstanding for the period. Net income/(loss) available to common shareholders represents net income/(loss) reduced by an allocation of cumulative preferred dividends. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive common share equivalents. There are no common stock equivalents outstanding; thus, basic and diluted income or loss per share calculations are the same.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank and money market funds with a maturity of three months or less when purchased to be cash and cash equivalents.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

All of the instruments within financial instruments owned, including cash and marketable securities, are measured at fair value as required by accounting pronouncements. These instruments primarily represent the Company's investment activities and include both cash and marketable securities.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement.

Long-Lived Assets

Long–lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the difference between the carrying amount of the asset and the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Impact of New Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on the financial statements.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms. The Company is insured by SIPC up to a ceiling of $500,000, including a maximum of $250,000 for cash claims. Balances above those thresholds would be a concentration risk.

NOTE C PROFIT SHARING PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. The Company contributed $39,986 during 2015.

NOTE D SIGNIFICANT CONCENTRATIONS

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement; the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE E MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at fair value as follows:

Mutual Funds	$	246,937
Equity Securities		1,012,922
Total Marketable Securities	$	1,259,859

The unrealized holding loss on trading securities for 2015 is $13,380. The cumulative unrealized holding loss is $134,753 of which $13,380 has been included in current earnings. The cost basis of the marketable securities is $1,394,612. See Note L for fair value measurements.

NOTE F LEASES

The Company entered into a lease agreement on February 15, 2013 for their current office space. The lease is for a seven-year term which will expire on November 30, 2020 with current monthly rent of $20,144. Office rent expense for 2015 was $241,728. The Company recognizes rent on a straight-line basis over the term of the lease. As of December 31, 2015, the rent escalation accrual balance was $83,775.

NOTE F LEASES (Continued)

The following is a schedule by years of future minimum lease payments required by operating leases.

Year	Required Minimum Lease Payments
2016	$ 244,002
2017	251,341
2018	258,879
2019	266,665
2020	251,382
Total	$ 1,272,269

The Company has a capital lease for office equipment with an implied interest rate of 6% due in monthly installments of $354 through January 2017. As of December 31, 2015 the Company had a liability of $4,602. This obligation is secured by the equipment. The balance sheet includes $18,402 in equipment under this capital lease with accumulated depreciation of $14,722. Depreciation on the asset for the year is $3,680. This balance is included with other equipment on the balance sheet.

The following is a schedule of future minimum lease payments on this lease:

Year	Amount
2016	$4,091
2017	354
2018	-
Total	$4,445

NOTE G INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current	$	100
Deferred		11,443
	$	11,543

The 2015 net deferred tax accounts include the following amounts of deferred tax liabilities:

	Taxable Temporary Difference	Expected Tax Rate	Deferred Tax Asset (Liability)
Current deferred tax liability			
Federal	(678,334)	15%	$ (101,750)
State	(678,334)	5%	(33,917)
Total current net deferred tax asset (liability)			(135,667)
Current deferred tax asset			
Federal	452,384	15%	67,858
State	452,384	5%	22,619
Total current net deferred tax asset (liability)			90,477
Net current deferred tax asset (liability)			(45,190)
Non-current deferred tax liability			
Book/Tax depreciation difference			
Federal	(42,456)	15%	(6,368)
State	(42,456)	5%	(2,123)
Total non-current deferred tax liability			(8,491)
Non-current deferred tax asset			
Net operating/capital loss carryforwards			
Federal	118,919	15%	17,838
State	-	5%	-
Total non-current deferred tax asset			17,838
Net non-current deferred tax asset (liability)			9,347
Net deferred tax asset (liability)			$ (35,843)

NOTE G INCOME TAXES (continued)

The deferred tax liability results from differences in book and tax depreciation as of December 31, 2015.

The Company has the following Federal carry forwards available at December 31, 2015:

Operating Loss Carryforwards

Expires	Amount
2029	$ 135,054
2030	4,515
2032	30,562
2034	1,040
2035	11,326
	$ 182,497

A reconciliation of the difference between the expected income tax expense or income computed at the combined federal and state statutory income tax rates (20%) and the Company's income tax expense is shown in the following table:

Expected vs. Actual Reconciliation
Estimated income tax expense

Expected provision (benefit)	$ (20,650)
Non-deductible expenses	3,518
Tax-exempt income	(912)
Dividends received deduction	(2,811)
Minimum state tax	100
Current taxes due State	2,044
Adjustment of benefit for NOL carryovers	7,168
Total actual provision (benefit)	$ (11,543)

The Company has evaluated its tax positions for uncertainties and determined that any required adjustments would not have a material impact on the Company's statements of financial condition, operations, or statement of cash flows.

All years prior to 2012 are closed by expiration of the statute of limitations. The tax year ended December 31, 2012, will close by expiration of the statute of limitations in September 2016. The years ended December 31, 2012, 2013, 2014 and 2015 are open for examination.

NOTE H PROPERTY AND EQUIPMENT

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement. The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book	Method/Life
Equipment	$200,420	$147,170	$53,250	SL/5-7 years
Leasehold Improvements	12,211	3,053	9,158	SL/10 years
Total	$212,631	$150,223	$62,408	

Depreciation expense was $16,437 during 2015.

NOTE I NOTES RECEIVABLE – RELATED PARTY

During 2014 the Company made two separate unsecured loans to the Company's President and majority shareholder. The amounts of the loans were $30,000 each to be repaid with 48 monthly payments of principal and interest of $698. Interest is being charged at a rate of 5.5%. At December 31, 2015 all payments are current and the outstanding principle balance for both loans is $39,579.

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital in excess of $250,000. At December 31, 2015, the Company had net capital of $1,305,381 which was $1,055,381 in excess of its required net capital of $250,000.

NOTE K PREFERRED AND COMMON STOCK

As of December 31, 2015, there were 792,000 preferred shares issued and outstanding. The Series A Preferred Shares accumulate dividends at a rate of $0.015625 per share per quarter, but are only payable upon declaration by the board of directors.

NOTE K PREFERRED AND COMMON STOCK (Continued)

The cumulative preferred dividends for the year ending December 31, 2015 were $49,500. The Company paid $49,500 in dividends during 2015. Undeclared, cumulative dividends as of December 31, 2015 were $9,761. Dividends to other classes of stock are restricted until cumulative dividends are paid to Series A Preferred shares. The Series A Preferred Shares have liquidation preferences over other classes of stock up to the amount of $1 per share.

NOTE L FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement and Disclosures, defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table provides our financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2015:

		Fair Value Measurements Using:		
Description	Total Fair Value at December 31, 2015	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Marketable securities	$ 1,259,859	$ 1,259,859	$ -	$ -

NOTE M SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 29, 2016, the date the financial statements were available to be issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal year ended December 31, 2015.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2015

Schedule 1

FIRST WESTERN ADVISORS
Computation of Net Capital
December 31, 2015

Net Capital		
Total stockholders' equity	$	1,730,789
Deduct stockholder's equity not allowable for net capital	$	-
Total stockholders' equity qualified for net capital	$	1,730,789
Add:		
Subordinated borrowings allowable in computation of net capital	$	-
Other (deductions) or allowable credits:		
Deferred income taxes payable	$	-
Fixed liability secured by equipment	$	-
Total capital and allowable subordinated borrowings	$	1,730,789
Deductions and/or charges:		
Nonallowable assets:		
Prepaid income taxes	$	-
Furniture, equipment, and leasehold improvements, net	$	(62,408)
Deferred tax asset	$	(9,347)
Other Assets	$	(112,861)
Net capital before haircuts on securities positions	$	1,546,173
Haircuts on securities		
Securities collateralizing secured demand notes	$	-
Trading and investment securities	$	(240,792)
Net capital	$	1,305,381
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to brokers and dealers	$	189,899
Other accounts payable and accrued expenses	$	183,023
Total aggregate indebtedness	$	372,922
Computation of basic net capital requirement		
Minimum net capital required	$	24,859
Minimum net capital requirement	$	24,859
Net capital requirement (statutory)	$	250,000
Excess net capital	$	1,055,381
Excess net capital at 1500%	$	1,249,749
Excess net capital at 1000%	$	1,268,293
Ratio: Aggregate indebtedness to net capital		.29 to 1

See auditor's report on supplementary information

Schedule 1

FIRST WESTERN ADVISORS
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2015

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$1,311,858
Allowable assets erroneously reported as non-allowable	-
Differences due to offsetting various asset accounts against related liabilities	-
Audit Adjustments to record additional compensation	-
Other audit adjustments (net)	$(6,477)
Other items (net)	-
Net Capital per the preceding	1,305,381

See auditor's report on supplementary information

Schedule 2

FIRST WESTERN ADVISORS
Schedule of Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
For the Year Ended December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

See auditor's report on supplementary information

FIRST WESTERN ADVISORS
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 For the Year Ended December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements under Rule 15c3-3.


Mantyla McREYNOLDS
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
First Western Advisors
Salt Lake City, Utah

We have reviewed management's statements, included in the accompanying First Western Advisors' Exemption Report, in which (1) First Western Advisors identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which First Western Advisors claimed an exemption from Rule 15c3-3 paragraph (k)(2)(ii) (the "exemption provision") and (2) First Western Advisors stated that First Western Advisors met the identified exemption provision throughout the most recent fiscal year without exception. First Western Advisors' management is responsible for compliance with the exemption provision and its statements.
Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the First Western Advisors' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mantyla McReynolds, LLC

Mantyla McReynolds, LLC
Salt Lake City, Utah
February 29, 2016

FIRST WESTERN ADVISORS | WEALTH MANAGEMENT

... DRIVE SUITE ... HOLLADAY UTAH 84121

First Western Advisor's Exemption Report

First Western Advisors is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief the Company states the following:

First Western Advisors claims an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii): Where First Western Advisors is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker dealer (National Financial Services.) National Financial Services maintains and preserves books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

First Western Advisors met the exemption provision 17 C.F.R. §240.15c3-3 (k)(2)(ii) through its entire fiscal year for 2015.

I, Gary Teran, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Gary Teran
Chief Executive Officer
First Western Advisors

2/29/2016
Report Date

Toll Free: 800-937-3600 Fax 801-930-6501 www.fwainvest.com

MM *Mantyla* MCREYNOLDS LLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of First Western Advisors,
Holladay Office
3165 East Millrock Drive, Suite 340
Holladay, UT 84121

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by First Western Advisors and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating First Western Advisors' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Western Advisors' management is responsible for the First Western Advisors' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included examining Company's general ledger for the initial disbursement and a copy of the check for the balance due noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working paper entitled SIPC-7 2015 listing all revenue and expense accounts for 2015 noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper entitled SIPC-7 2015 listing all revenue and expense accounts for 2015 supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. Mantyla McReynolds noted that this procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds, LLC

Mantyla McReynolds, LLC
February 29, 2016

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel. (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com